SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM N-18F-1

       NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
           UNDER THE INVESTMENT COMPANY ACT OF 1940






                      Third Avenue Trust

                   Exact Name of Registrant


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              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM N-18F-1

       NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
           UNDER THE INVESTMENT COMPANY ACT OF 1940

          The undersigned open-end investment company, registered with the Securities and Exchange Commission (the "Commission"), under the Investment Company Act of 1940 (the "1940 Act") hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the 1940 Act (the "Rule"). It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                           SIGNATURE


     Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the
 th day of April, 1997.


     Signature:     Third Avenue Trust
                   (Name of Registrant)


     By:     /s/ Martin J. Whitman
                 Martin J. Whitman
                 President
                 ( Title )

Attest:     /s/ Ian M. Kirschner
                Ian M. Kirschner
                General Counsel and Secretary
                ( Title )